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                             March 27, 2024

       LeeAnn Rohmann
       Chief Executive Officer
       Legacy Education Inc.
       701 W Avenue K Suite 123
       Lancaster, CA 93534


                                                        Re: Legacy Education
Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted February
29, 2024
                                                            CIK No. 0001836754

       Dear LeeAnn Rohmann:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 28, 2022 letter.

       DRS Amendment No. 5 filed on Form S-1

       Capitalization, page 45

   1. We are reissuing prior comment 5. We note your response indicates the registration statement was revised
to address this comment; however, the table still appears to omit debt. Please revise
your table to include debt.
       General

   2. We have reviewed your written response to comment 8 but we can not find any revisions to your disclosure. For
this reason we reissue our comment. Please update your disclosure throughout the
prospectus regarding the impact of COVID-19, including qualification and
 LeeAnn Rohmann
Legacy Education Inc.
March 27, 2024
Page 2
         quantification of the effects of COVID-19 on your business and results of operations.
         Refer to CF Disclosure Guidance Topic No. 9A. When you have revised your disclosure, please ensure your response letter references the pages upon which the revisions appear.
3. You have not provided a written response to comment 9 nor have you revised your disclosure in response to comment 9. For this reason we reissue comment 9. Please disclose on the prospectus cover page the aggregate percentage ownership of your executive officers, directors and holders of more than 5% of your common stock, and state that they will have the ability to determine the outcome of all matters submitted to your stockholders for approval. With a view to disclosure, tell us whether you will be a controlled company after the offering. When you have revised your disclosure, please ensure your response letter references the pages upon which the revisions appear.
       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameLeeAnn Rohmann                             Sincerely,
Comapany NameLegacy Education Inc.
                                                             Division of
Corporation Finance
March 27, 2024 Page 2                                        Office of Trade &
Services
FirstName LastName